

October 31, 2014

<u>Via E-mail</u>
Leonard K. Armenta, Jr.
Chief Executive Officer
AI Document Services, Inc.
355 Brogdon Road, Suite 206
Suwanee, Georgia 30024

>   RE: **AI Document Services, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed May 16, 2014**
>   **File No. 333-143602**

Dear Mr. Armenta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your Form 10-K to include all necessary signatures in accordance with Rule 12B-11(d) of Regulation 12B.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2. We note that your convertible note to Gary Wolff, including portions sold by Mr. Wolff, was fully converted in the fourth quarter of 2013. Please tell us what percentage of your common stock is owned by Mr. Wolff after the conversion. Also, tell us if Mr. Wolff continues to provide legal services to you.

Item 9A. Controls and Procedures, page 16

3. We note that your principal executive officer concluded that your disclosure controls and procedures were effective as of December 31, 2013. Please tell us how such conclusion was reached despite your lack of financial resources to takes the steps required for a complete and accurate filing of your annual report on Form 10-K including audited financial statements. Also, tell us how the lack of appropriate signatures on this Form 10-K affects that conclusion.

4. We note that your management has concluded that your internal controls over financial reporting were ineffective as of December 31, 2013. Your disclosure lists several steps that you have taken to correct this deficiency. However, it appears that most, if not all, of these steps were taken prior to December 31, 2013. Please clarify.

5. Related to the comment above, your disclosure indicates that there were no significant changes in your internal control over financial reporting during the last quarterly period covered by this report. This seems to contradict your statement that the signing of the acquisition agreement with Creative Edge Nutrition, Inc and the change in management, both of which occurred in November 2013, represent steps to cure deficiencies in your internal control over financial reporting. Please clarify.

Balance Sheets, page F-3

6. Please tell us why assets and liabilities as of December 31, 2012 related to your former business are not presented as discontinued operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant at (202) 551-3693.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant